UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Zoran Milošević

Bulevar Mihajla Pupina 108, Belgrade, Serbia

+381113015309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D/A	Page 2 of 11

1.	Name of Reporting Person Aleksandar Milovanović
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Serbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 73,498,745 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 79,528,911 shares of Common Stock(2)*
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power 73,498,745 shares of Common Stock(1)*
	10.	Shared Dispositive Power -0- shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

73,498,745 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

79,528,911 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 59.2%(1)(3)* With Series B Preferred Stock (voting only): 57.3%(2)(4)*
14.	Type of Reporting Person IN

___________________

(1)

Includes 850 shares of common stock issuable upon conversion of 850 shares of Series C Voting Preferred Stock held by Mr. Milovanović. Includes shares of common stock issuable upon conversion of the Convertible Note, discussed and defined below in Item 3.

(2)	Includes the voting rights of the 850 shares of Series C Voting Preferred Stock held by Mr. Milovanović, which each vote 7,500 voting shares, or 6,375,000 voting shares in aggregate.

(3)

Based solely for the purposes of such calculation on 123,782,965 total common shares (together with 850 shares of common stock issuable upon conversion of the Series C Voting Preferred Stock), the number of shares outstanding as of October 2, 2024, as confirmed by the Issuer’s Transfer Agent.

(4)

Based solely for the purposes of such calculation on a total of 138,782,965 total voting shares including 123,782,965 total common shares, the number of shares outstanding as of October 2, 2024, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 116,654,100 total voting shares or 84.1% of the Issuer’s total voting shares, as of October 2, 2024.

CUSIP No. 381098300	Schedule 13D/A	Page 3 of 11

1.	Name of Reporting Person Zoran Milošević
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Serbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 8,257,764 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 9,007,664 shares of Common Stock(2)*
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power 8,257,764 shares of Common Stock(1)*
	10.	Shared Dispositive Power -0- shares of Common Stock*

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

8,257,764 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

9,007,664 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 6.7%(1)(3)* With Series B Preferred Stock (voting only): 6.5%(2)(4)*
14.	Type of Reporting Person IN

___________________

(1)	Includes 100 shares of common stock issuable upon conversion of 100 shares of Series C Voting Preferred Stock held by Mr. Milošević.

(2)	Includes the voting rights of the 100 shares of Series C Voting Preferred Stock held by Mr. Milošević, which each vote 7,500 voting shares, or 750,000 voting shares in aggregate.

(3)

Based solely for the purposes of such calculation on 123,782,965 total common shares (together with 100 shares of common stock issuable upon conversion of the Series C Voting Preferred Stock), the number of shares outstanding as of October 2, 2024, as confirmed by the Issuer’s Transfer Agent.

(4)

Based solely for the purposes of such calculation on a total of 138,782,965 total voting shares (including 123,782,965 total common shares, the number of shares outstanding as of October 2, 2024, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 116,654,100 total voting shares or 84.1% of the Issuer’s total voting shares, as of October 2, 2024.

CUSIP No. 381098300	Schedule 13D/A	Page 4 of 11

1.	Name of Reporting Person Snežana Božović
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Serbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 4,118,013 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 4,492,963 shares of Common Stock(2)*
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power 4,118,013 shares of Common Stock(1)*
	10.	Shared Dispositive Power -0- shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

4,118,013 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

4,492,963 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 3.3%(1)(3)* With Series B Preferred Stock (voting only): 3.2%(2)(4)*
14.	Type of Reporting Person IN

___________________

(1)	Includes 50 shares of common stock issuable upon conversion of 50 shares of Series C Voting Preferred Stock held by Ms. Božović.

(2)	Includes the voting rights of the 50 shares of Series C Voting Preferred Stock held by Ms. Božović, which each vote 7,500 voting shares, or 375,000 voting shares in aggregate.

(3)

Based solely for the purposes of such calculation on 123,782,965 total common shares (together with 50 shares of common stock issuable upon conversion of the Series C Voting Preferred Stock), the number of shares outstanding as of October 2, 2024, as confirmed by the Issuer’s Transfer Agent.

(4)

Based solely for the purposes of such calculation on a total of 138,782,965 total voting shares (including 123,782,965 total common shares, the number of shares outstanding as of October 2, 2024, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 116,654,100 total voting shares or 84.1% of the Issuer’s total voting shares, as of October 2, 2024.

CUSIP No. 381098300	Schedule 13D/A	Page 5 of 11

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2024, by (1) Aleksandar Milovanović (“Milovanović”), an individual; (2) Zoran Milošević (“Milošević”), an individual; and (3) Snežana Božović (“Božović”), an individual (collectively, the “Reporting Persons” or the “Sellers”), as amended by Amendment No. 1 thereto filed with the Commission on August 28, 2024 (the Schedule 13D as amended to date, the “Schedule 13D”).

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer; and

•	“Issuer” or “Company” means Golden Matrix Group, Inc.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 2. Identity and Background

The last paragraph of Item 2 of the Schedule 13D is amended and restated to read as follows:

The Reporting Persons do not assume responsibility for the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 116,654,100 total voting shares or 84.1% of the Issuer’s total voting shares, as of October 2, 2024. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

Repayment and Conversion of Deferred Cash Convertible Promissory Note

On July 1, 2024, the Company repaid $97,419 of the Deferred Cash Convertible Promissory Note held by Milovanović.

On July 31, 2024, the Company repaid $96,910 of the Deferred Cash Convertible Promissory Note held by Milovanović.

On September 4, 2024, Milovanović converted $2,000,000 of the Deferred Cash Convertible Promissory Note into 1,000,000 shares of common stock of the Company pursuant to the terms of the Deferred Cash Convertible Promissory Note.

On September 23, 2024, the Company repaid $100,503.68 of the Deferred Cash Convertible Promissory Note held by Milovanović.

Fifth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital

As previously disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on April 9, 2024, effective on April 1, 2024, the Issuer closed the transactions contemplated by that certain Sale and Purchase Agreement of Share Capital dated January 11, 2023 (as amended and restated from time to time, the “Purchase Agreement”) with Milovanović, Milošević and Božović.

CUSIP No. 381098300	Schedule 13D/A	Page 6 of 11

As part of the consideration due pursuant to the Purchase Agreement, the Issuer agreed to pay the Sellers (i) $5,000,000 (the “Contingent Cash Consideration”) and (ii) 5,000,000 restricted shares of common stock (the “Contingent Shares”) which are due to the Sellers within five business days following the Determination Date (defined below) if (and only if) the Company has determined that each of the Post-Closing Payment Conditions (defined below) are met. For purposes of the foregoing, the “Determination Date” means the date that is six months after the closing date of the Purchase Agreement (April 9, 2024) and the “Contingent Post-Closing Payment Conditions” are as follows: the Sellers and their affiliates are not then in default in any of their material obligations, covenants or representations under the Purchase Agreement, any of the transaction documents, or any other agreement with the Company beyond any applicable cure periods therein, as confirmed by Sellers in a signed writing delivered to the Company and verified by the Company within five business days thereafter.

On October 1, 2024, and effective on October 1, 2024, the Company and the Sellers entered into a Fifth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital (the “Fifth Amendment”), which amended the Purchase Agreement to (a) provide that the Company has the option, in its sole discretion, to accelerate the issuance of the Contingent Shares; and (b) to satisfy the payment of the Contingent Cash Consideration owed to the Sellers as follows: (A) Milovanović – a total of $2,000,000 of the Contingent Cash Consideration due to Milovanović was agreed to be satisfied in shares of Company common stock, pursuant to the terms of the October 2024 Debt Conversion Agreement, defined below, and the remaining $2,625,000 of Contingent Cash Consideration due to Milovanović, was agreed to be deferred until at least November 9, 2024, and shall thereafter be payable upon written demand by Milovanović to the Company, within two (2) business days; (B) Milošević – a total of $100,000 of the Contingent Cash Consideration due to Milošević was agreed to be satisfied in shares of Company common stock pursuant to the terms of the October 2024 Debt Conversion Agreement, and the Company agreed to pay the remaining $150,000 of Contingent Cash Consideration due to Milošević, at the rate of $50,000 per month, on each of October 1, 2024, November 1, 2024 and December 1, 2024; and (C) Božović – a total of $25,000 of the Contingent Cash Consideration due to Božović was agreed to be satisfied in shares of Company common stock, pursuant to the terms of the October 2024 Debt Conversion Agreement, and the Company agreed to pay the remaining $100,000 of Contingent Cash Consideration due to Božović, at the rate of $50,000 per month, on each of October 1, 2024 and November 1, 2024.

Debt Conversion Agreement

Also on October 1, 2024, the Company entered into a Debt Conversion Agreement (the “October 2024 Debt Conversion Agreement”) with each of the Sellers. Pursuant to the Debt Conversion Agreement, the Company and (a) Milovanović agreed to convert an aggregate of $2,000,000 of the Contingent Cash Consideration payable to Milovanović into 1,000,000 shares of common stock of the Company, based on a conversion price of $2.00 per share; (b) Milošević agreed to convert an aggregate of $100,000 of the Contingent Cash Consideration payable to Milošević into 43,478 shares of common stock of the Company, based on a conversion price of $2.30 per share, the closing sales price of the Company’s common stock on October 1, 2024, the date the October 2024 Debt Conversion Agreement became binding on all parties, since the agreement became binding after 4:00 p.m. Eastern Time on such day, which closing sales price was equal to the closing consolidated bid price on such trading day (the “Related Party Conversion Price”); and (c) Božović agreed to convert an aggregate of $25,000 of the Contingent Cash Consideration payable to Božović into 10,870 shares of common stock of the Company, based on a conversion price equal to the Related Party Conversion Price.

Pursuant to the Debt Conversion Agreement, which included customary representations and warranties of the parties, the Sellers agreed that the shares of common stock issuable in connection therewith were in full and complete satisfaction of the portions of the Contingent Cash Consideration payable to such persons.

* * * *

CUSIP No. 381098300	Schedule 13D/A	Page 7 of 11

The description of the Fifth Amendment and Debt Conversion Agreement above is not complete and is qualified in its entirety by the full text of the Fifth Amendment and Debt Conversion Agreement, incorporated by reference herein as Exhibits 8 and 16, respectively.

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 2 and Item 4 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members will file separate Schedule 13Ds reporting beneficial ownership of the Issuer’s securities. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto. The Separately Filing Group Members and the Reporting Persons may be deemed to collectively beneficially own in the aggregate 116,654,100 total voting shares or 83.8% of the Issuer’s total voting shares, as of October 2, 2024.

(c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the Purchase Agreement, Series C Designation and Voting Agreement, Debt Conversion Agreements, Convertible Note, RSU Award Grant Agreements, and Employment Agreements, is hereby incorporated herein by reference.

CUSIP No. 381098300	Schedule 13D/A	Page 8 of 11

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1

Amended and Restated Sale and Purchase Agreement of Share Capital dated June 27, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2023, and incorporated by reference herein)(File No. 001-41326)

2

First Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated September 22, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2023, and incorporated by reference herein)(File No. 001-41326)

3

Second Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated January 22, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.3 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 24, 2024, and incorporated by reference herein)(File No. 001-41326)

4

Third Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated April 8, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 3.4 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 9, 2024, and incorporated by reference herein)(File No. 001-41326)

CUSIP No. 381098300	Schedule 13D/A	Page 9 of 11

5

Nominating and Voting Agreement dated April 9, 2024, by and between Golden Matrix Group, Inc., Aleksandar Milovanović, Zoran Milošević and Snežana Božović (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 9, 2024, and incorporated herein by reference)

6

Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series C Preferred Stock, as filed with the Secretary of State of Nevada on April 4, 2024, filed as Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on April 9, 2024 (File No. 001-41326), and incorporated by reference herein

7

Fourth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated June 17, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.5 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 21, 2024, and incorporated by reference herein)(File No. 001-41326)

8

Fifth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated October 1, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.6 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 2, 2024, and incorporated by reference herein)(File No. 001-41326)

9

Form of Golden Matrix Group, Inc. RSU Award Grant Notice Award Agreement (2022 Equity Incentive Plan)(director, officer and employee awards – May 2024), filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 10, 2024 (File No. 001-41326), and incorporated by reference herein

10

Form of Golden Matrix Group, Inc. RSU Award Grant Notice Award Agreement (2022 Equity Incentive Plan)(Meridian Company employee awards – May 2024) , filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 10, 2024 (File No. 001-41326), and incorporated by reference herein

11

Debt Conversion Agreement dated June 17, 2024, by and between Golden Matrix Group, Inc. and Aleksandar Milovanović, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 21, 2024 (File No. 001-41326), and incorporated by reference herein

12

Deferred Compensation Convertible Promissory Note dated June 17, 2024, in the amount of $3,000,000 representing amounts owed by Golden Matrix Group, Inc. to Aleksandar Milovanović, filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 21, 2024 (File No. 001-41326), and incorporated by reference herein

13

Employment Agreement dated June 18 2024, between Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd and Zoran Milošević, filed as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 21, 2024 (File No. 001-41326), and incorporated by reference herein

14

Employment Agreement dated June 18 2024, between Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd and Snežana Božović, filed as Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 21, 2024 (File No. 001-41326), and incorporated by reference herein

15

Debt Conversion Agreement dated October 1, 2024, by and between Golden Matrix Group, Inc. and Aleksandar Milovanović, Zoran Milošević and Snežana Božović, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 2, 2024 (File No. 001-41326), and incorporated by reference herein

16

Joint Filing Agreement by and among Aleksandar Milovanović, Zoran Milošević, and Snežana Božović, dated April 11, 2024, filed as Exhibit 7 to the original Schedule 13D, and incorporated by reference herein

CUSIP No. 381098300	Schedule 13D/A	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2024

/s/ Aleksandar Milovanović
Aleksandar Milovanović

October 3, 2024

/s/ Zoran Milošević
Zoran Milošević

October 3, 2024

/s/ Snežana Božović
Snežana Božović